EXHIBIT 6

CONSENT OF APPOINTED ACTUARY

I consent to the use and incorporation by reference of the following report in this Annual Form 40-F of Sun Life Financial Inc. (the “Company”):

My report dated February 14, 2005 on the valuation of the policy liabilities of the Company for its Consolidated Balance Sheet at December 31, 2004, 2003 and 2002 and their change in its Consolidated Statement of Operations for the years then ended.

Dated February 14, 2005

/S/ “Robert Wilson”

Robert W. Wilson
Vice-President and Appointed Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada